October 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Joseph Kempf, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Edwin Kim, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	CI&T Inc
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted September 15, 2021
CIK No. 0001868995

Ladies and Gentlemen:

On behalf of our client, CI&T Inc (the “Company”), this letter sets forth the Company’s response to the comment provided orally by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on September 29, 2021. On September 15, 2021, the Company confidentially filed amendment no. 1 to the draft registration statement on Form F-1 (the “Amended Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). Concurrently with the submission of this letter, the Company is publicly filing a Registration Statement on Form F-1 via EDGAR (the “Registration Statement”).

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

U.S. Securities and Exchange Commission, p. 2

To facilitate your review, we are also sending, under separate cover, a marked copy of the Registration Statement showing changes from the Draft Registration Statement.

In response to the comment orally provided by the Staff related to the size of the digital transformation services market, the Company advises the Staff that, as stated in the Registration Statement, the total size of the digital transformation services market is expected to reach US$958 billion by 2024. The International Data Corporation (“IDC”) includes the following categories within this market: (i) business consulting services, (ii) business process outsourcing services, (iii) connectivity services, (iv) IT services and (v) other services and materials, following the IDC’s definitions included in Annex A hereto.

The Company further advises the Staff that, as stated in the Registration Statement, its business focuses on “application development and deployment, consulting, outsourcing, and support of IT systems to enable enterprise-wide digital change.” The services that the Company offers are the services described in categories (i), (iv) and (v) above, which represent a substantial portion of the total addressable market for digital transformation services according to the IDC. The Company has separately consulted with the IDC and understands that, excluding the sectors of the digital transformation services market in which the Company does not directly participate, the Company’s total addressable market is approximately 84% of the US$958 billion cited as the total size of the digital transformation services market in the Registration Statement. Given this, the Company believes the disclosure related to the size of the total digital transformation services market included in the Registration Statement is accurate, and has revised the language in the Registration Statement as marked below to further clarify that its business is comprised of services in categories that represent a substantial portion of the total digital transformation services market.

Revised language in the Registration Statement

“According to the International Data Corporation (“IDC”), the digital transformation services market is massive. While this market encompasses a number of distinct technology solutions, we focus on application development and deployment, consulting, technology outsourcing, and support of IT systems to enable enterprise wide digital change. IDC forecasts that the total global digital transformation services market is expected to reach an aggregate of US$958 billion in annual spending by 2024, a substantial portion of which directly relates to the services that we offer.”

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Registration Statement or this response, please feel free to contact me at 212 225-2530.

U.S. Securities and Exchange Commission, p. 3

Sincerely,

/s/ Francesca L. Odell
Francesca L. Odell

cc:	César Nivaldo Gon, Chief Executive Officer, CI&T Inc

U.S. Securities and Exchange Commission, p. 4

Annex A

IDC Definitions of Technology Categories within Digital Transformation Services Market, per IDC’s “Worldwide Digital Transformation Spending Forecast, 2020-2024”

Business Services - includes two functional markets: business consulting and business process outsourcing (BPO):

•	Business consulting: This service defines the vision, goals, business architecture, organizational model, talent, and other business process-related dimensions for all lines of business. These activities enable digital transformation efforts, such as delivering new products and services and introducing new modes of communications within and outside the organization. Business consulting stops at the point of technology strategy and identification. Business consulting services are typically characterized by the future use of cloud, Big Data and analytics, mobility, social networking, next-generation security, IoT, and other 3rd Platform technologies and innovations. However, 2nd Platform technologies may be used to achieve transformational business objectives.

•	Business process outsourcing: Digital transformation BPO is a bundled approach to transformation, including business processes, technology, and people. BPO involves transferring the management and execution of one or more complete business activities, business processes, or entire business functions to an external outsourcing or offshoring services provider. Performance metrics are primarily tied to strategic business value, with a focus on new business opportunities, new revenue generation, business transformation, and increasing shareholder value. Unlike nontransformative BPO, cost savings are not the primary value.

Connectivity services - include any network access and usage services offered by a network service provider to connect an IoT device to a commercial network (e.g., wireless, fiber, microwave, satellite, and powerline). Connectivity also includes network-managed services for enterprise networks. In addition, wireless, voice, and data are included if innovation occurs in at least one of the following areas in the organization: omni-experience, operating model, information, and/or leadership.

IT services - include IT consulting, systems and network implementation, IT outsourcing, application development, IT deployment and support, and IT education and training used to support enterprisewide change. Innovation is required in at least one of the following areas in the organization: omniexperience, operating model, information, and/or leadership. IDC's six IT engagement types present a collectively exhaustive and mutually exclusive view of IT services.

Other services and materials - include 3D printing materials and on-demand parts services, IoT ongoing service or content as a service, robotic facility modification, and IoT other IT installation services, which include services primarily related to implementing and maintaining IoT solutions by operating technology (OT)–oriented firms. This inclusion refers to additional services used in enterprise and industrial environments that are not currently accounted for in the traditional IT-centric sizing of the market based on IDC's standard IT services taxonomy.